UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                         (Amendment No.     22     )*
                                        ----------


                          Magellan Technology, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)





                      Common Stock, $0.0001 Par Value
------------------------------------------------------------------------------
                       (Title of Class of Securities)






                                559092-40-8
                      ---------------------------------
                               (CUSIP Number)



                           Richard G. Brown, Esq.
                    Kimball, Parr, Waddoups, Brown & Gee
                               P.O. Box 11019
                          Salt Lake City, UT 84147
                             (801) 532-7840

------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              September 1, 1997
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10                   SEC 1746 (12-91)

                               SCHEDULE 13D
CUSIP No. 559092-40-8                                       Page 2 of 10 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William A. Fresh

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                     (b)  [ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                  7     SOLE VOTING POWER

                        1,338,636  (includes 700 shares underlying currently
 NUMBER OF                          exercisable options and 203,338 shares
  SHARES                            underlying currently exercisable warrants)
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH                 2,111,332  (includes 15,000 shares underlying currently
REPORTING                           exercisable warrants)
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                        1,338,636  (includes 700 shares underlying currently
                                    exercisable options and 203,338 shares
                                    underlying currently exercisable warrants)

                 10     SHARED DISPOSITIVE POWER

                        2,111,332  (includes 15,000 shares underlying currently
                                    exercisable warrants)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,449,968  (includes 700 shares underlying currently exercisable options and 218,338 shares underlying currently exercisable warrants)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        24.9%

14      TYPE OF REPORTING PERSON*

        IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 3 of 10 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Reva Luana Fresh

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                     (b)  [ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS*

        N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                  7     SOLE VOTING POWER

 NUMBER OF              -0-
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH                 2,111,332 (includes 15,000 shares underlying currently
REPORTING                          exercisable warrants)
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                        -0-

                 10     SHARED DISPOSITIVE POWER

                        2,111,332 (includes 15,000 shares underlying currently
                                   exercisable warrants)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,111,332 (includes 15,000 shares underlying currently exercisable warrants)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        15.5%

14      TYPE OF REPORTING PERSON*

        IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 4 of 10 Pages

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        WAF Investment Company

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                     (b)  [ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS*

        N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Utah

                  7     SOLE VOTING POWER

 NUMBER OF              -0-
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH                 868,000 (includes 15,000 shares underlying currently
REPORTING                        exercisable warrants)
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

                        -0-

                 10     SHARED DISPOSITIVE POWER

                        868,000 (includes 15,000 shares underlying currently
                                 exercisable warrants)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        868,000 (includes 15,000 shares underlying currently exercisable warrants)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        6.4%

14      TYPE OF REPORTING PERSON*

        PN

                   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 5 of 10 Pages

    This Amendment No. 22 to the Schedule 13D of William A. Fresh, Reva Luana Fresh and WAF Investment Company amends and supplements, and should be read in conjunction with, the Schedule 13D filed on October 1, 1992, Amendment No.
1 thereto filed on December 9, 1992, Amendment No. 2 thereto filed on February 9, 1993, Amendment Nos. 3, 4, 5, 6, 7, 8 and 9 thereto filed on May 24, 1994, Amendment No. 10 thereto filed on October 4, 1994, Amendment Nos. 11, 12, 13, 14, 15, 16, 17, 18, 19 and 20 thereto filed on February 24, 1997, and Amendment No. 21 thereto filed on May 8, 1997.


Item 1.  Security and Issuer

    (a) Title of Class of Equity Securities: Common Stock, $0.0001 par value (the "Common Stock")

    (b)  Name of Issuer:  Magellan Technology, Inc. (the "Issuer")

    (c) Address of Issuer's Principal Executive Office: 13526 South 110 West, Draper, UT 84020

Item 2.  Identity and Background

    (a)  Name:     William A. Fresh ("WA Fresh")
                   Reva Luana Fresh ("RL Fresh")
                   WAF Investment Company ("WAF")

    (b)  Residence address for WA Fresh and RL Fresh and business address for
         WAF:

              2238 East Gambel Oak Drive, Sandy, Utah 84092

    (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

              WA Fresh is the Chief Executive Officer and Chairman of the Board of the Issuer;
              RL Fresh is not employed outside of the home; and WAF is in the business of investments.

    (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

    (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

    (f)  Citizenship of WA Fresh and RL Fresh:  United States
         Citizenship of WAF: Utah

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 6 of 10 Pages

Item 3.  Source and Amount of Funds or Other Consideration

              On September 1, 1997, the Issuer granted to WA Fresh warrants to purchase 50,000 shares of the Common Stock in exchange for guaranteeing a line of credit extended to the Issuer. On the same date, the Issuer granted to WA Fresh additional warrants to purchase 60,000 shares of the Common Stock in exchange for loaning $400,000 to the Issuer. The source of the funds loaned to the Issuer was personal funds of WA Fresh. WA Fresh has transferred 15,000 of such warrants to WAF. No consideration was paid by WAF for such warrants.

Item 4.  Purpose of Transaction

              On September 1, 1997, the Issuer granted warrants exercisable for a total of 110,000 shares of the Common Stock to WA Fresh for the purposes stated in Item 3 above. Of such warrants, WA Fresh transferred 15,000 warrants to WAF for investment purposes.

              WA Fresh, RL Fresh and WAF reserve the right to purchase additional securities of the Issuer or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, WA Fresh, RL Fresh and WAF presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs
         (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

    (a) The aggregate number of shares of the Common Stock beneficially owned by WA Fresh is 3,449,968 shares, which includes (i) 1,034,598 shares of the Common Stock held by WA Fresh in his own name, (ii) 50,000 shares of the Common Stock held by WA Fresh and RL Fresh as the trustees of The Reva Luana Fresh Family Living Trust, (iii) 203,338 shares of the Common Stock underlying currently exercisable warrants held by WA Fresh, (iv) 700 shares of the Common Stock underlying currently exercisable options held by WA Fresh, (v) 853,000 shares of the Common Stock held by WAF of which WA Fresh and RL Fresh are the general partners, (vi) 1,133,332 shares of the Common Stock held by RL Fresh, over which WA Fresh, by virtue of his spousal relationship with RL Fresh, may be deemed to share voting and investment power, (vii) 60,000 shares of the Common Stock held by RL Fresh as Custodian for two family members, over which WA Fresh, by virtue of his spousal relationship with RL Fresh, may be deemed to share voting and investment power, (viii) 100,000 shares held by the William A. Fresh and Reva Luana Fresh Charitable Remainder Trust (the "Charitable Remainder Trust") and (ix) 15,000 shares of the Common Stock underlying currently exercisable warrants held in the name of WAF. The 3,449,968 shares of the Common Stock represent 24.9% of the outstanding shares of the Issuer.

         The aggregate number of shares of the Common Stock beneficially owned by RL Fresh is 2,111,332 shares, which includes (i) 853,000 shares of the Common Stock held by WAF, of which WA Fresh and RL Fresh are the general partners, (ii) 1,133,332 shares of the Common Stock held by RL Fresh in her own name, (iii) 60,000 shares of the Common Stock held

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 7 of 10 Pages

         by RL Fresh as Custodian for two family members, (iv) 50,000 shares of the Common Stock held by RL Fresh and WA Fresh as the trustees of The Reva Luana Fresh Family Living Trust and (v) 15,000 shares of the Common Stock underlying currently exercisable warrants held in the name of WAF. The 2,111,332 shares of the Common Stock represent
         15.5% of the outstanding shares of the Issuer.

         The aggregate number of shares of the Common Stock beneficially owned by WAF is 868,000 shares, of which 15,000 shares underlie currently exercisable warrants. Such securities represent 6.4% of the outstanding shares of the Issuer.

    (b) WA Fresh has the sole power to vote, direct the vote, dispose and direct the disposition of (i) the 1,034,598 shares of the Common Stock held in his own name, (ii) the 203,338 shares of the Common Stock underlying currently exercisable warrants held by WA Fresh,
         (iii) the 700 shares of the Common Stock underlying currently exercisable options held by WA Fresh and (iv) the 100,000 shares held by the Charitable Remainder Trust.

         Due to their spousal relationship, WA Fresh may be deemed to share with RL Fresh the power to vote, direct the vote, dispose of and direct the disposition of (i) the 1,133,332 shares of the Common Stock held in the name of RL Fresh and (ii) the 60,000 shares of the Common Stock held by RL Fresh as Custodian for two family members. In addition, WA Fresh and RL Fresh, as the general partners of WAF, share the power to vote, direct the vote, dispose and direct the disposition of (i) the 853,000 shares of the Common Stock held in the name of WAF and (ii) the warrants to purchase 15,000 shares of the Common Stock, which warrants are held in the name of WAF.
         Lastly, WA Fresh and RL Fresh, as the trustees of The Reva Luana
         Fresh Family Living Trust, share the power to vote, direct the vote, dispose and direct the disposition of the 50,000 shares held in the name of such trust. Neither RL Fresh nor WAF have the sole power to vote, direct the vote, dispose or direct the disposition of any shares of the Common Stock.

    (c)  See Item 3 and Item 4 above.

         In addition, on August 1, 1997, the Charitable Remainder Trust acquired 50,000 shares of the Common Stock from another shareholder of the Issuer, in a private transaction, at a price of $.375/share.

    (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the above-discussed shares of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to Be Filed as Exhibits

         Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 8 of 10 Pages

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




October 22, 1997                       /s/ RICHARD G. BROWN
------------------------               ----------------------------------------
Date                                   William A. Fresh by Richard G. Brown,
                                       Attorney-in-Fact pursuant to a Power
                                       of Attorney dated November 7, 1996, a
                                       manually signed copy of which is on
                                       file with the Commission and
                                       incorporated herein by this reference



October 22, 1997                       /s/ RICHARD G. BROWN
------------------------               ----------------------------------------
Date                                   Reva Luana Fresh, by Richard G. Brown,
                                       Attorney-in-Fact pursuant to a Power
                                       of Attorney dated November 7, 1996, a
                                       copy of which is on file with the
                                       Commission and incorporated herein by
                                       this reference


                                       WAF Investment Company,
                                       a Utah limited partnership


October 22, 1997                       By:/s/ RICHARD G. BROWN
------------------------               ----------------------------------------
Date                                   William A. Fresh, General Partner, by
                                       Richard G. Brown, Attorney-in-Fact
                                       pursuant to a Power of Attorney dated
                                       February 14, 1997, a copy of which
                                       is on file with the Commission and
                                       incorporated herein by this reference

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 9 of 10 Pages

                                INDEX TO EXHIBITS




  Exhibit         Description
------------    --------------------------------------------------------------

    A Written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

                                SCHEDULE 13D
CUSIP No. 559092-40-8                                   Page 10 of 10 Pages


                                EXHIBIT A
                                ---------

                                AGREEMENT
                                ---------

    Each of the undersigned agrees that this Amendment No. 22 to Schedule 13D relating to equity securities of Magellan Technology, Inc. shall be filed on behalf of the undersigned.



October 22, 1997                       /s/ RICHARD G. BROWN
------------------------               ----------------------------------------
Date                                   William A. Fresh by Richard G. Brown,
                                       Attorney-in-Fact pursuant to a Power
                                       of Attorney dated November 7, 1996, a
                                       manually signed copy of which is on
                                       file with the Commission and
                                       incorporated herein by this reference



October 22, 1997                       /s/ RICHARD G. BROWN
------------------------               ----------------------------------------
Date                                   Reva Luana Fresh, by Richard G. Brown,
                                       Attorney-in-Fact pursuant to a Power
                                       of Attorney dated November 7, 1996, a
                                       copy of which is on file with the
                                       Commission and incorporated herein by
                                       this reference


                                       WAF Investment Company,
                                       a Utah limited partnership


October 22, 1997                       By:/s/ RICHARD G. BROWN
------------------------               ----------------------------------------
Date                                   William A. Fresh, General Partner, by
                                       Richard G. Brown, Attorney-in-Fact
                                       pursuant to a Power of Attorney dated
                                       February 14, 1997, a copy of which
                                       is on file with the Commission and
                                       incorporated herein by this reference